MATERIAL FACT
Companhia Siderúrgica Nacional - CSN
CNPJ/MF: 33.042.730/0001-04
Nire: 33300011595
CVM: 00403-0

Companhia Siderúrgica Nacional - CSN, with head offices in the city of Rio de Janeiro, State of Rio de Janeiro, at Rua São José, nº 20, grupo 1602, part, Centro (“CSN”) and Corus Group Plc., with head offices at 30 Milbank, SW1 4WY, London, United Kingdom ("Corus"), pursuant to the provisions of Ruling CVM no. 358, as of 01.03.2002, Law no. 6,404, as of 12.15.1976 and other rulings in connection with the capital markets, provides to CVM, São Paulo Stock Exchange (“Bolsa de Valores do São Paulo - BOVESPA”) and to the public the following information.

1.
Following up on the information previously released through the Material Fact dated of November 17, 2006, we are pleased to announce our agreement on the terms of a recommended pre-conditional cash acquisition by CSN Holding (UK) Limited of the entire issued and to be issued share capital of Corus at a price of 515 pence for each Corus’ share, valuing Corus at approximately £4.9 billion (“Announcement of the Recommended Pre Conditional Acquisition” and “Acquisition”).

2.	The Acquisition is subject to the satisfaction or waiver of the pre-condition that the Tata Steel Scheme of Arrangement is either withdrawn by Corus or lapses (“Pre Condition”).

3.  CSN believes there is compelling strategic and industrial logic for a combination with Corus as it would:

(i)	create a top five global steel group with 24 million tonnes of annual steel production and, by 2010, approximately 50 million tonnes of annual iron ore production;
(ii)	enable Corus to secure supply of high quality, low cost iron ore from CSN’s Casa de Pedra mine, one of the largest captive mines in the world leading to incremental annual cash-flow in Corus of approximately US$450 million by 2009;
(iii)	in time, provide Corus with access to increasing quantities of low cost semi-finished steel for further processing across its facilities in Europe;
(iv)	allow Corus greater access to fast growing markets as well as providing opportunities for cross-selling the enlarged portfolio of products;
(v)
create the potential to capture significant synergy benefits of approximately US$300 million by 2009 through initiatives including global procurement savings and allow for the sharing of best practices; and

(iv)	give CSN the ability to leverage Corus' exceptional research and development and engineering expertise across the combined group.

4.  The price of 515 pence per Corus’ share represents:

(i)
a premium of approximately 43%. to the average closing mid-market price of 360.5 pence per Corus’ share for the twelve months to and including 4 October 2006, being the last business day before the announcement by Tata Steel that it was evaluating various opportunities including Corus;

(ii)	a premium of approximately 26% to the closing mid-market price of 407.5 pence per Corus’ share on 4 October 2006; and
(iii)	a premium of approximately 3% to the offer price made by Tata Sttel at 500 pence per Corus’ share.

5.
CSN has reached an understanding with Corus' two main UK pension schemes and agreed with committees of the relevant boards of pension trustees on an arrangement which will be recommended to the full boards of the pension trustees whereby CSN will:

(i)   fund upfront the IAS 19 deficit on the Corus Engineering Steels Pension Scheme by paying £138 million into the scheme; and

(ii)	increase the contribution rate on the British Steel Pension Scheme from 10% to 12% until 31 March 2009.

6.
Subject to the satisfaction or waiver of the Pre-Condition, the Acquisition will be made by CSN Holding (UK) Limited, a wholly-owned indirect subsidiary of CSN, and is proposed to be implemented by way of a scheme of arrangement under section 425 of the Companies Act as of 1985 (“Scheme of Arrangement”).

7.
Subject to the satisfaction or waiver of the Pre-Condition, the Scheme of Arrangement will be put to Corus’ shareholders at the Court Meeting and at the Extraordinary General Meeting, which will be convened in due course. The Scheme of Arrangement document - which is the circular in respect of the Scheme of Arrangement setting out amongst other things, the full terms and conditions to implementation of the Scheme of Arrangement as well as the Scheme itself and the notice of meeting of each of the Court Meeting and the Extraordinary General Meeting ("Scheme of Arrangement Document") - will be posted to Corus’ shareholders within 28 days of satisfaction or waiver of the Pre-Condition. In addition, a further document which will set out further details of the Acquisition and information relating to the CSN Group will be sent to Corus’ shareholders as soon as possible.

8.
As at the date of the Announcement of the Recommended Pre Conditional Acquisition, the CSN Group owns 34,072,613 Corus’ shares, representing approximately 3.8%. of Corus’ existing issued share capital.

9.
The Corus’ Directors consider the terms of the Acquisition to be fair and reasonable, so far as Corus’ shareholders are concerned. Accordingly, the Corus’ Directors intend unanimously to recommend that Corus’ shareholders vote in favour of CSN's Scheme of Arrangement at the Court Meeting and Extraordinary General Meeting of the company.

10.  The Announcement of the Recommended Pre Conditional Acquisition is not intended to and does not constitute, or form part of, any offer or invitation to purchase any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the proposals for the Acquisition or otherwise. The proposals for the Acquisition will be made solely through the Scheme of Arrangement Document and the relevant Convertible Bond Proposals Document, which will contain the full terms and conditions of the proposals for the Acquisition, including details of how to vote in respect of such proposals in accordance with the laws of the United Kingdom (“Proposals”). Any response to the Proposals should be made only on the basis of the information contained in the Scheme of Arrangement Document or, in relation to the Convertible Bond Proposals, the relevant Convertible Bond Proposals Document.

11.
The Acquisition was approved at the Meeting of the Board of Directors of CSN held on December 10, 2006 and it shall be ratified by the Shareholders Meeting of the Company, pursuant to article 256 of Law no. 6,404, as of December 15, 1976 (“Brazilian Corporate Law”). The Board of Directors voted in favor of the Acquisition even before the General Meeting’s ratification, in view of the following aspects:

(i)
Tata Steel submitted an offer to purchase Corus, which was revised on December 10, 2006, and recommended. Tata Steel’s offer is structured as a Scheme of Arrangement and the Corus’s shareholders shall resolve on Tata Steel’s proposal by December 20, 2006;

(ii)
On December 10, 2006, the Board has received from shareholders representing the majority of the CSN’s voting stock their irrevocable commitment to vote in favor of the Acquisition at the CSN’s General Meeting that comes to reviews it;

(iii)
the submission of the Acquisition does not entail immediate effectiveness thereof; the Acquisition is conditioned to the approval of the anti-trust authorities in the jurisdictions where such approval is a condition for such offer; as it is the intention of CSN to structure the Acquisition as a Scheme of Arrangement, such Scheme will only be effective upon the approval of Corus' shareholders, gathered at a Court

Meeting and at a Corus’ extraordinary shareholders meeting; moreover, the Scheme will only be made if the Pre Condition is satisfied or waived;

(iv)
in order to be submitted to the Company’s General Meeting, the Acquisition must be accompanied by an appraisal report on Corus, as required under paragraph 1 of article 256 of the Brazilian Corporate Law, which shall take time to be completed and require documents and information from and about Corus that the CSN does not have to provide to the appraisers;

(v)
in any event, calculations made by the CSN’s financial advisors indicate that the price to be offered for Corus’ shares - £5.15 per ordinary share - shall not exceed the limit referred to in article 256, letter “a” of the Brazilian Corporate Law, which would be £6.441, given that the average price of the period from 08.18.2006 through 11.17.2006 was £4.294 per ordinary share; accordingly, the Company General Meeting’s approval of the Acquisition shall not give its shareholders any right of withdrawal; and

(vi)
the CSN had procured financing for the Acquisition from a pool of banks among which Barclays Bank PLC, Goldman Sachs Credit Partners LP and ING Bank N.V., London Branch, granted in favor of certain Company’s subsidiaries headquartered abroad as a non-recourse financing, as well as financing to a subsidiary of the CSN located abroad to be guaranteed by the CSN in favor of Citigroup Global Markets Inc., UBS Securities LLC and Citibank International Plc, among others, for a portion of the funds required for the Acquisition of Corus.

12.  The Company informs that the full content of the Announcement of the Recommended Pre Conditional Acquisition is available for consultation on the homepage of the Company, CVM and BOVESPA. On this date, the Company only holds the English version of the Announcement of the Recommended Pre Conditional Acquisition; however, a Portuguese version will be available for consultation as soon as possible.

13.	The Company will keep CVM, BOVESPA and the market informed with respect to subject matter of this Material Fact.

December 11, 2006

__________________________________________________
Companhia Siderúrgica Nacional - CSN
Benjamin Steinbruch
Investor Relations Executive Officer

_________________________________________________________________________
The Announcement of the Recommended Pre Conditional Acquisition may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to a company or group, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Disclosure Requirements

Under the provisions of Rule 8.3 of the City Code on Takeovers and Mergers of UK, if any person is, or becomes, “interested’ (directly or indirectly) in one per cent. or more of any class of “relevant securities” of Corus, all “dealings” in any “relevant securities” of Corus

(including by means of an option in respect of, or a derivative referenced to, any such “relevant securities”) must be publicly disclosed by no later than 3:30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which an offer is declared unconditional as to acceptances, lapses or is otherwise withdrawn or on which the “offer period” otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an “interest” in “relevant securities” of Corus, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the City Code on Takeovers and Mergers of UK, all “dealings” in “relevant securities” of Corus by CSN, by any of its “associates”, must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose “relevant securities” “dealings” should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www. thetakeoverpanel org.uk.

“Interests in securities” arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an “interest” by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, "relevant securities".

Terms in quotation marks are defined in the City Code on Takeovers and Mergers of UK, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a “dealing” under Rule 8 you should consult the Panel.

United States Notice

This message is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any Corus’ shares or Corus’ ADSs. There can be no assurance that any such offer or solicitation will be made. If any such offer or solicitation is made pursuant to an offer to purchase and related materials, such offer to purchase and related materials would be filed by CSN with the United States Securities and

Exchange Commission (SEC). If any such offer or solicitation is made and such offer to purchase and related materials are filed with the SEC, Corus’ shareholders should read those materials carefully because they would contain important information, including the terms and conditions of any offer or solicitation. Corus’ shareholders would be able to obtain any such offer to purchase and related materials free at the SEC’s website at www.sec.gov or from CSN.

The loan notes that may be issued pursuant to the Proposals have not been and will not be registered under the Securities Act of 1933, as amended (the “Securities Act”) or under the relevant securities laws of any state or territory or other jurisdiction of the United States. Accordingly, loan notes may not be offered or sold in the United States, except in a transaction not subject to, or in reliance on an exemption from, the registration requirements of the Securities Act and such state securities laws.

Any loan notes which may be issued pursuant to the Proposals have not been and will not be registered under the relevant securities laws of the Netherlands or Japan and any relevant clearances and registrations have not been, and will not be, obtained from the securities commission of any province of Canada. No prospectus in relation to the Loan Notes has been, or will be, lodged with, or registered with, the Australian Securities and Investments Commission, the Dutch Listing Authority or the Japanese Ministry of Finance. Accordingly, unless otherwise determined by CSN Holding (UK) Limited and permitted by applicable law and regulation, the loan notes may not be, offered, sold, resold, transferred, delivered or distributed, directly or indirectly in or into the Netherlands, Canada, Australia or Japan or any other jurisdiction where to do so would violate the laws of that jurisdiction or would require registration thereof in such jurisdiction.